Mark R. Greer
D 312.807.4393
F 312.827.8010
mark.greer@klgates.com
July 15, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761
     On behalf of Keeley Funds, Inc. (the “Corporation”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), post-effective amendment no. 22 to the Corporation’s registration statement under the Securities Act, which is also amendment no. 23 to its registration under the 1940 Act (the “Amendment”).
     Reason for Amendment. This Amendment is being filed pursuant to Rule 485(a) under the Securities Act to register a new series of the Corporation designated Keeley Mid Cap Dividend Value Fund (the “Fund”).
     Members of Fund Complex. The Fund is advised by Keeley Asset Management Corp., which is also investment adviser to the other series of the Corporation, designated Keeley Small Cap Value Fund, Keeley Small Cap Dividend Value Fund, Keeley Small-Mid Cap Value Fund, Keeley Mid Cap Value Fund, Keeley All Cap Value Fund and Keeley Alternative Value Fund (collectively, the “KEELEY Funds”).
     Request for Selective Review. As provided in Investment Company Release No. 13768 (February 15, 1984), we request selective review of this registration statement. The Fund has the same investment adviser and distributor as the other KEELEY Funds, and the Fund’s shareholder services policies, such as the procedures for the purchase and redemption of shares, are identical to those of the other KEELEY Funds.
     Effective Date. This filing is being made pursuant to Rule 485(a)(2) under the Securities Act, with a designated effective date of September 28, 2011.

Securities and Exchange Commission
July 15, 2011

     Comments. Please direct any comments on this filing to the undersigned at (312) 807-4393 or to Alan Goldberg at (312) 807-4227.

Very truly yours,

By:	/s/ Mark Greer Mark Greer